

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2014

Via E-mail
Stefan Borgas
Chief Executive Officer
Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel

> **Re:** **Israel Chemicals Ltd.**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted March 26, 2014**
> **CIK No. 0000941221**

Dear Mr. Borgas:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented.

Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

3. We note that selling shareholder Israel Corporation Ltd. may enter into a forward sale agreement with Morgan Stanley & Co. LLC under which Morgan Stanley & Co. will borrow ordinary shares from Israel Corporation and then sell these shares through the underwriters to hedge its position in the forward sale agreement. Please tell us what exemption from registration is available for Morgan Stanley & Co. in its capacity as the forward counterparty with respect to purchases and sales it makes to unwind its hedge. To the extent that Morgan Stanley & Co. intends to rely on our position contained in the *Goldman Sachs & Co.* no-action letter (Oct. 6, 2003), please provide us with your analysis in this regard.

4. Please also provide us with your analysis why purchases and sales made in connection with the forward sale agreement would not be an "at the market offering" pursuant to Securities Act Rule 415(a)(4). We may have further comment upon review of your response.

5. Please tell us whether the selling shareholder and forward counterparty intend to rely on the safe harbors in Exchange Act Rules 10b5-1 and 10b-18. If so, please provide us with an analysis how the applicable provisions of the forward sale agreement will comply with these safe harbors.

6. It appears that the forward counterparty is an affiliate of Morgan Stanley Barclays. With a view to revised disclosure, please tell us whether Morgan Stanley Barclays may be deemed to have a conflict of interest under FINRA Rule 5121 in light of Morgan Stanley & Co.'s activities as the forward counterparty under the forward sale agreement.

7. Please update the financial statements as necessary to comply with Item 8A of Form 20-F.

8. Please include a currently dated consent of the independent registered public accounting firm as an exhibit upon the filing of your Form F-1 registration statement.

Presentation of Financial and Other Information, page ii

9. We note you have relied on reports and publications from third-party sources, including International Plant Nutrition Institute, the International Fertilizer Association, and Baker Hughes, for data. Please provide us with the relevant portions of the materials you cite. If any of these reports or publications were commissioned by you for use in connection with the registration statement, please also provide consents of such third parties pursuant to Securities Act Rule 436 with your next amendment or tell us why you believe you are not required to do so.

Prospectus cover page

10. Please reconcile your disclosure in the fourth sentence of the third bolded and italicized paragraph that Israel Corporation will not receive proceeds from the sale of ordinary shares by the underwriters with your disclosure in the second sentence of Use of Proceeds.

Prospectus Summary, page 1

Our Industry, page 2

11. Please provide us with support for the growth projections for global potash demand in the last sentence of the carryover paragraph at the top of page 3 and for global phosphoric acid demand in the first full paragraph of page 3. Additionally, please provide us with support for your statements in the carryover paragraph on pages 3-4 with respect to the concentration of bromine in the Dead Sea and that the Dead Sea "is by far the most economical supply source" of bromine.

12. In this regard, please balance the summary discussion of long-term demand trends by discussing recent decline in demand and prices for potash and phosphate. We note in this regard your disclosure in the second paragraph on page 41 and on page 42.

13. Please place the disclosure in the first bullet point on page 5 in context by quantifying the grain stock-to-use ratio and briefly explaining how the current level is "relatively" historically low.

Our Competitive Strengths, page 5

14. Refer to the first bullet point on page 6. Please balance your disclosure that your Dead Sea facilities "enjoy low production costs" by disclosing that, if true, you may incur significant costs to improve infrastructure, including costs to harvest salt from and maintain the water level of Pond 5. We note in this regard your disclosure in the last risk factor on page 17, pages 110-11, and in the contingent liabilities footnote on page F-79.

15. In this regard, please reconcile your disclosure that there is a "virtually unlimited supply of minerals contained in the Dead Sea" with your disclosure in the first risk factor on page 18 that you must construct a new pumping station to manage water levels and that you may be pressured to reduce your usage of minerals from the Dead Sea because of declining water levels. Please revise your disclosure on pages 79 and 109 in this manner as well.

16. Refer to the second bullet point on page 7. Please remove the subjective characterization of your cash flow as "strong" and briefly place in context the significance of your cash

flows from operations and returns on capital given the industry in which you operate. Revise the second bullet point on page 81 in this manner as well.

Our Strategy, page 8

17. To the extent you anticipate incurring material costs to implement any of the key strategic initiatives outlined on pages 8-9, please quantify these estimated expenditures.

Summary Historical Consolidated Financial Data, page 13

18. We note that you present the non-GAAP measure, "adjusted EBITDA" in your summary historical consolidated financial data. Please revise to present your consolidated balance sheet data more prominently than this non-GAAP measure.

Risk Factors, page 16

19. Please add a risk factor that discusses the risk that you may be classified as a PFIC for the current taxable year or for future years. In the risk factor, define a PFIC and briefly describe the consequences for your shareholders should you be classified as a PFIC. Further disclose, if true, that you do not intend to provide the information that would enable investors to take a qualified electing fund ("QEF") election that could mitigate the adverse U.S. federal income tax consequences should you be classified as a PFIC. Provide comparable disclosure regarding the QEF election in the Taxation section on page 178 of the registration statement.

Our mining operations are dependent on concessions, page 16

20. Please specifically address the risks in the event you are unable to satisfactorily resolve the Spain mining license matters disclosed on page 142.

21. Additionally, the belief expressed in the third sentence of the fourth paragraph of this risk factor appears to mitigate the risk presented. Please revise accordingly.

We are subject to risks associated with our international sales and operations, page 19

22. We note that you have manufacturing facilities and other operations in China (*see*, e.g., pages 84, 95 and 102). To the extent that you own intellectual property that is material to your business, please include in this risk factor the risk that some foreign countries, such as China, in which you do business may not protect a company's intellectual property to the same extent as the United States or Israel.

As a foreign private issuer, we are permitted to follow, page 30

23. Please disclose that, as a foreign private issuer, you also are not subject to Regulation FD. Refer to Section 101(b) of Regulation FD.

Special Note Regarding Forward-Looking Statements, page 31

24. Please remove references to the Private Securities Litigation Reform Act of 1995 from the introductory paragraph of this section. Forward-looking statements made in connection with an initial public offering are excluded from the safe harbors in Securities Act Section 27A and Exchange Act Section 21.

Capitalization, page 35

25. Please revise your capitalization table to disclose the number of your authorized and outstanding ordinary shares as of December 31, 2013.

26. Please revise to present an adjusted capitalization table to reflect the dividends declared subsequent to year end. Your revised disclosure should include an introductory paragraph that describes the nature of the adjustments presented in the "as adjusted" data.

27. In addition, please revise to provide footnote disclosure regarding the significant terms of the $275 million of 2013 debentures issued by a subsidiary in January 2014, subsequent to the date of your capitalization table.

Management's Discussion and Analysis of Financial Conditio, page 39

Trends Affecting Our Fertilizers Segment, page 40

28. Please list the annual prices of potash, phosphate and bromine over the last five years, based on the markets your company serves.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 44

29. We note that your discussion of your results of operations for 2013, 2012, and 2011 includes a discussion of gross profit but does include a discussion of your cost of sales. As gross profit is impacted by both the level of your sales and related costs of sales, and cost of sales represents the most significant expense reflected in your consolidated statements of operations during each period presented, please revise MD&A to include a detailed discussion of your cost of sales for each period presented in your financial statements. This discussion should explain the significant cost components comprising costs of sales and should discuss the factors responsible for any changes in these component costs during the various periods presented in your statements of operations. Your discussion of your result of operations for each of your segments should be

similarly revised. Please revise the discussion under Year Ended December 31, 2012 Compared to Year Ended December 31, 2011 in this manner as well.

Selling and marketing expenses, page 45

30. Please revise MD&A to include a more detailed discussion of the various component costs comprising selling and marketing expenses and general and administrative expenses. Your revised discussion should discuss the significant cost components of each of these items as well as the facts and circumstances responsible for changes in these cost components during each period presented in your financial statements. Please similarly revise the discussion on page 48.

Liquidity and Capital Resources, page 59

2012 Controlling Shareholder Loan, page 61

31. Please file the agreement evidencing the loan to you from Israel Corporation as an exhibit to the registration statement. Refer to Instruction 4(b)(i) in the Instructions as to Exhibits to Form 20-F.

The Negev Desert, page 112

32. We note your mining operations at the Oron, Rotem, Zin, and Barir sites in Israel, Vilafrun and Cabanasas sites in Spain, and the Boulby mine in the United Kingdom. Please disclose the following information for each of your properties:

- Describe the process by which mineral rights are acquired at these locations.

- The area of your claims, concessions, and/or mining properties, either in hectares or in acres.

    Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Reserves, page 124

33. Proven and probable reserves are disclosed for your Oron, Rotem, Zin, and Barir sites in Israel, Vilafrun and Cabanasas sites in Spain, and the Boulby mine in the United Kingdom. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Rule 418(a) and (b) of Regulation C. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418 (b) of Regulation C.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

34. The cutoff grade is a critical component used to evaluate the potential of the mineral properties, please disclose the cutoff grade employed by your operations in Spain and England and provide the proven reserve phosphate grades for your mining deposits in Israel. In addition please disclose the commodity prices, operating costs and recovery parameters used to determine your cutoff grade estimate. Please show that this calculation demonstrates the cutoff grade or tenor used to define your mineral resource has reasonable prospects for economic extraction. In establishing your cut-off grade,

your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices, i.e. based on a three-year historic average.

35. Please disclose the following information within or adjacent to your reserve tables:

- A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

- The cutoff grade

- The mining and metallurgical recovery factors for each of your mines.

- All historic three-year average commodity prices and currency conversion factors that were used to estimate your reserves.

- The percentage of your ownership of each mine and a statement clarifying whether quantities disclosed are for the entire mine/deposit or just your share.

36. We note Independent Mining (IMC) consultants has reviewed your reserve reports. Please provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your registration statement.

Securities Law Proceedings, page 142

37. Please provide us with an English language copy of the claim discussed in this section.

Corporate Governance Practices, page 148

External Directors, page 150

38. Please clarify the difference between an "external director" under the Israeli Companies Law and an "independent director" under NYSE listing rules. For example, would an external director also qualify as an independent director?

Compensation of Directors and Officers, page 153

39. Please tell us, with a view to disclosure, whether, in addition to the annual compensation disclosed for the five senior management members at page 154, you are required to disclose, or have disclosed, in Israel the annual compensation of any of the fourteen other named executive officers on an individual basis for the most recently completed fiscal year. *See* Item 6.B.1 of Form 20-F.

Certain Relationships and Related Party Transactions, page 159

Joint Insurance, page 159

40. We note your joint insurance policy with Israel Corporation was renewed in 2012. Please revise to state whether you anticipate any changes to this arrangement as a result of the offering.

Certain Tax Considerations, page 170

41. The tax discussion should reference material tax matters and consequences. Please revise the caption and introductory paragraph of this section to clarify that material tax matters and consequences are discussed. In addition, please remove references to this discussion as "a summary."

42. We note you attribute portions of this tax discussion as the opinion of Goldfarb Seligman & Co. Please file counsel's opinion as an exhibit to the registration statement. Please similarly file the opinion of Davis Polk & Wardwell LLP with respect to the material U.S. federal income tax considerations to U.S. holders of your ordinary shares.

Where You Can Find More Information, page 186

43. We note your disclosure that you have filed Hebrew language periodic and immediate reports with the TASE and the ISA, as required under the Israel Securities Law. Further disclose that, as an Exchange Act reporting foreign private issuer, you will be required to furnish to the SEC under Form 6-K English translations or, in certain instances, English summaries of your material home country documents. *See* Exchange Act Rule 12b-12(d).

Financial Statements, page F-1

Consolidated Statements of Financial Position, page F-3

44. We note from the disclosure in footnote (1) to the table on page 34 that you declared a special, one-time dividend of $500 million subsequent to December 31, 2014. Please note that it is staff position that distributions to owners that are not reflected in the latest balance sheet presented in the filing, should be presented in a pro forma balance sheet presented alongside the most recent historic balance sheet presented, reflecting the distribution accrual and the related reduction to shareholders equity. Please revise to include this pro forma balance sheet presentation. Refer to the guidance outlined in SAB Topic 1:B:3.

Consolidated Statements of Changes in Equity, page F-7

45. Please revise your consolidated statements of changes in equity or the notes to your financial statements to disclose the changes in your issued and outstanding ordinary shares during all periods presented in your financial statements. Refer to the disclosure requirements outlined in paragraph 79(a) of IAS 1.

46. Please explain why the acquisition of a non-controlling interest during 2011 in the amount of $29,218 is reflected only in retained earnings and has no impact on the balance of the non-controlling interest.

47. Please explain why the amount of dividends paid as reflected in your consolidated statements of changes in equity for 2011 of $961,330 differs significantly from that reflected in your consolidated statement of cash flows for the period of $1,131,033. Please advise or revise as appropriate.

Consolidated Statements of Cash Flows, page F-8

48. Please revise, if applicable, to present the non-cash schedule of investing and financing activities as required by paragraphs 43 and 44 of IAS 7.

Notes to the Consolidated Financial Statements, page F-9

Note 2 – Basis of Preparation of the Financial Statements, page F-10

B. Functional and Presentation Currency, page F-10

49. We note from the disclosure on page F-10 that your functional currency is the U.S. dollar. Given the disclosure on page 40 of your filing which indicates that a significant portion of your sales are denominated in Euros, while a significant part of your expenses were incurred in NIS, please explain in further detail why you believe the U.S. dollar is your functional currency. As part of your response and your revised footnote disclosure, please explain how you considered the various factors outlined in paragraphs 9 through 13 of IAS 21 in determining that the U.S. dollar is your functional currency.

Note 3 – Significant Accounting Policies, page F-14

E. Intangible Assets, page F-19

6. Amortization, page F-20

50. Please explain to us how you estimated or determined the estimated useful lives of 15-25 years used for amortizing intangibles associated with your agreements with customers. In this regard, we note from pages 91, 98, and 104 that the orders for most of your

product sales in each of your segments are generated from current orders rather than long-term contracts. Your response and your revised disclosure should clarify why you believe the use of useful lives of 15 to 25 years is appropriate pursuant to the guidance outlined in paragraphs 88 through 96 of IAS 38 when it does not appear that your customers are bound by long-term contracts.

R. Initial Application of New Standards, page F-28

51. Please revise your discussion of the amendment to IAS 36 to state the effective date of the amendment.

Note 5 – Business Segments, page F-34

52. Please revise Note 5 to include a reconciliation of the amount of capital expenditures for 2011, 2012, and 2013 of $957,904, $779,616, and $947,263, respectively, to the amounts reflected as capital expenditures in your consolidated statements of cash flows for these periods. Refer to the disclosure requirements outlined in paragraph 28(e) of IFRS 8.

Note 10 – Investment in Investee Companies, page F-40

C. Investee companies, page F-42

53. We note from the table included on page F-42 of your financial statements that it appears you are using the equity method of accounting to account for various entities in which you hold a 100% interest. Please explain why you believe the use of the equity method of accounting, rather than consolidation, is appropriate for use in accounting for your investments in these entities.

Note 13 – Property, Plant and Equipment, page F-45

54. We note from the discussion included on pages 104 through 108 of the draft registration statement that a number of your properties are leased. We further note from the disclosure on page F-20 of your financial statements that certain assets are classified as property, plant, and equipment under financing leases. In this regard, please revise the notes to your financial statements to include all of the disclosures required by paragraphs 31, 32, and 35 of IAS 17 with respect to your various lease arrangements.

Note 15 – Impairment Testing for Property, Plant and Equipment and Cash Generating Units Containing Goodwill, page F-49

55. We note from the disclosure included in your audited financial statements that sales declined each year from 2011 to 2012 and again from 2012 to 2013. We also note from the discussion provided in MD&A that this decline is attributable to decreased sales prices that have continued to decline in recent years and decreased demand for Bromine

based products.   Given the significant decline in your sales levels during 2012 and 2013 and the resultant impact on your income from operations and net income for the periods, please tell us and revise your critical accounting policies disclosures to indicate when you conducted your most recent impairment analysis with respect to your goodwill and other indefinite lived intangible assets and the results of such analysis pursuant to the guidance in IAS 36. Also, to the extent that any of your cash-generating units were at risk of having its value in use, or fair value less costs to sell, being less than its carrying value at the date of your most recent impairment analysis, please expand MD&A to discuss the following:

- Percentage by which fair value/value in use exceeded the carrying value of the cash-generating unit as of the date of the most recent impairment test.

- The amount of goodwill allocated to the cash-generating unit.

- A description of the methods and key assumptions used in your most recent goodwill impairment analysis, including a discussion of how the key assumptions were determined.

- A discussion regarding the degree of uncertainty associated with the key assumptions used in the impairment analysis.

- A description of potential events and or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you do not believe that any of your cash-generating units were at risk, please specifically state this in your response and in your revised disclosures.

Note 17 – Credit from Banks and Others, page F-51

E. Sales of receivables under securitization transaction, page F-54

56. Please revise to present all disclosures required by paragraph 42D of IFRS 7, as applicable, with respect to the securitization of trade receivables disclosed in Note 17E.

Note 23 – Commitments, Concessions and Contingent Liabilities, page F-71

B. Concessions, page F-73

Dead Sea Works Ltd. (DSW), page F-73

57. We note that arbitration proceedings that began as a result of dispute regarding the underpayment of royalties amounting to hundreds of millions of shekels beginning in 2006 have been concluded. Please revise to further elaborate on the expected date of a

decision by the arbitrators. Your revised disclosure should discuss any updates since the initial filing of your draft registration statement and any communications you have had with the arbitrators concerning estimated timing of a decision based on similar situations or prior experience.

C. Contingent Liabilities, page F-76

58. We note that in October 2013, an environmental mining license of one of your subsidiaries in Spain was cancelled. Please tell us how this cancellation has affected any related mining operation in Spain, including any contingent liabilities recorded in your financial statements. Your response should also quantify any lost revenues and expenses incurred as a result of an idle mine, the carrying value of any idle property and any update with regards to having the license reapproved. Refer to paragraph 79(a) of IAS 16.

59. We note the discussion in the second paragraph on page F-82 which indicates that the aggregate amount of damages being claimed in in the litigation filed again the company for violation of the provisions of the Securities Law and general laws was NIS 2.75 billion or NIS 3.28 billion. Please revise to disclose the amount of damages being claimed in this litigation in U.S. dollars, your reporting currency.

Note 24 – Equity, page F-82

C. Share-based payments to employees, page F-83

60. We note that the 2012 option issuance involves both a ceiling on the value of the shares to be issued that depends on your share price at the date of exercise and an exercise price linked to the CPI whereby the exercise price may be reduced in the event that you declare dividends. Please address the following:

- Please tell us how you determined the grant date of the option issuance given that the number of shares issued may be changed on the exercise date depending on the closing price of your shares.

- Clearly explain how you determined the amount of related compensation expense to recognize in the financial statements given that the number of shares issued may change on the exercise date. Your response and your revised disclosure should clearly explain how you factored the variable number of shares that may be issued at the time the option is exercised into the valuation of the options for purposes of measuring compensation expense.

- Disclose whether the company's declaration of dividends has resulted in a modification to the options pursuant to paragraphs 26 and 27 of IFRS 2 and explain in detail how you have accounted for any such modification. If you do not believe that

> the declaration of dividends represents a modification of the options, please explain your basis for your conclusion.

- Explain in Note 24 whether the "increments" noted in the table on page F-84 relate to different exercise or vesting dates. Please also explain in Note 24 why it was necessary to use different volatility, expected life, and risk-free interest rates for the different increments.

61. Please revise Note 24 to disclose the share price and exercise price of your options in US dollars, your reporting currency. Your disclosures elsewhere in the filing that are presented in NIS or other currencies should be similarly revised.

62. Please revise to provide the following disclosures in Note 24:

- the weighted average exercise price for options outstanding at the beginning and end of each period;
- the number of shares exercisable at the end of each period and the weighted average exercise price for these options;
- the range of exercise prices and the weighted average remaining contractual life for options outstanding at the end of each period;
- the weighted average fair value of options granted during each period;
- an explanation of any modifications during the period (e.g. as a result of dividends paid), the incremental fair value as a result of the modifications, and how the incremental fair value was calculated.

Refer to the disclosure requirements outlined in paragraphs 45 through 47 of IFRS 2.

Note 26 – Details of Income Statement Items, page F-87

63. Please tell us and explain in MD&A the changes in facts, circumstances and related assumptions that resulted in the net change in the fair value of derivative financial instruments from an expense of $44.7 million in 2011 to income of $8.5 million in 2012 and income of $122.9 million in 2013.

Note 28 – Earnings per Share, page F-104

64. Please revise Note 28 to disclose the number of instruments such as stock options or other contingently issuable shares that could potentially dilute basic earnings per share in the future, but that were not included in the calculation of diluted earnings per share for the periods presented because they were anti-dilutive. Refer to the disclosure requirements outlined in paragraph 70(c) of IAS 33.

Note 29 – Related and Interested Parties, page F-105

65. We note from page 27 that Israel Corporation currently owns a controlling interest in your shares and may continue to control you after completion of the offering. As it appears that Israel Corporation will continue to be able to control or exert significant influence over your operations subsequent to the offering, please revise MD&A and the notes to your financial statements to disclose the existence of any control relationship or significant influence over your operations that currently exists and that will continue to exist following the completion of the offering. Refer to the disclosure requirements outlined in paragraphs 13 and 14 of IAS 24.

66. Please revise the table on page F-107 disclosing sales, cost of sales, and other expenses incurred with related parties to disclose these transactions for all periods presented in your consolidated statements of operations.

Note 30 – Group Entities, page F-108

67. We note from the disclosure included in Note 30 that there are various Group entities in which the company holds an interest of 50% or less of the related voting shares. Please tell us and explain in Note 30 how the company is accounting for these entities in its consolidated financial statements. Your response should clearly explain whether the entities in which the company holds 50% of the voting shares, are being accounted for using consolidation accounting or the equity method of accounting, and should also explain the basis or rationale for the accounting treatment being used.

68. In a related matter, for those entities in which the company holds an interest of less than 20% of the voting shares, please explain whether the company is using the cost or equity method to account for the company's investments in these entities. If the equity method is being used, please explain in further detail why you believe you have significant influence over the operations of these entities.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Michael Kaplan, Esq.
        Davis Pol & Wardwell LLP